Teachers Insurance and Annuity Association of America	F. Scott Thomas
College Retirement Equities Fund	Senior Counsel
8500 Andrew Carnegie Boulevard	Asset Management Law
Charlotte, NC 28075	(704) 988-3687 (tele)
(704) 988-4924 (fax)
sthomas@tiaa-cref.org

January 28, 2009

John Ganley, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 29 to Registration Statement on Form N-1A
(File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

     On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 29 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 28, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2008 (the “initial filing”).

     Please note that some of the changes made in the Amendment were in response to your formal comments on the initial filing, as relayed to us by telephone on January 8, 2009. Although we only discussed formal comments and specific changes to the Institutional Class prospectus for the non-Lifecycle Funds of the Registrant (collectively, the “Funds”), at your request we have made corresponding changes, where applicable, to the Retirement Class and Retail Class prospectuses for the Funds, including the Lifecycle Funds (each, a “Prospectus”). Although we briefly discussed the statement of additional information (“SAI”), we did not receive any formal comments to the SAI.

     We have also made a number of other changes shown in the marked draft, including updated expense information and risk disclosure and have included a number of required exhibits with the filing. Set forth below are responses to the staff's comments on the initial filing.

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

Prospectuses for the Funds

     1.    Please explain why the Registrant believes it is appropriate to file its annual updated Registration Statement for the Funds on January 28, 2009 and to request a later, effective date for the Registration Statement of February 1, 2009.

     As it has done for prior annual updates filed with the SEC, the Registrant must file its updated registration statement for the Funds (which will include updated annual financial statements) by January 28, 2009 in order to comply with Rule 8b-16 under the Investment Company Act of 1940 (the “1940 Act”). However, it is customary for mutual funds to date their prospectuses on the first date of the month when a new prospectus must be used. The Registrant has chosen the effective date to correspond to the prospectus date in accordance with Rule 423 under the Securities Act of 1933. The Registrant also believes that it is appropriate to designate on the facing/cover page of Form N-1A filed pursuant to Rule 485(b) an effective date that is subsequent to the actual filing date.

     2.    Please include disclosure in the “Note to Investors” section of the Institutional and Retirement Class prospectuses that references the potential tax impact to shareholders directly (and not just to the Target Funds and Acquiring Funds) from any disadvantageous sales and purchases of portfolio securities in connection with the upcoming index fund mergers.

     The Registrant has included in the “Note to Investors” section of the Institutional and Retirement Class prospectuses new disclosure that references the potential impact on shareholders directly of any taxable gains and losses resulting from disadvantageous sales and purchases of portfolio securities in connection with the upcoming index fund mergers.

     3.    Please provide an explanation as to why the Registrant believes it is appropriate to continue to include in its multi-fund Prospectuses a combined risk factor section that precedes, and is separate and apart from, the fund description sections given the large number of funds that are currently covered by the same book. Please consider going to a summary prospectus or similar structural approach for the Funds’ Prospectuses or, at the very least, consider creating separate printed “books” for the Prospectuses (e. g. , separate prospectuses for active equity funds, index funds and fixed-income funds) that reduce the total number of Funds that are covered by the same book.

     The Registrant believes that the current structure it employs for its multi-fund Prospectuses is consistent with the requirements of Form N-1A and provides economy and clarity to shareholders for disclosure of risk factors and fund descriptions. The Registrant is happy to continue a dialogue with the Staff on this point. However, the recently adopted amendments to Form N-1A will require the Funds to include a risk/return summary at the front of the book along the lines of what you are suggesting.

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

     4.    For all Funds that are subject to Rule 35d-1 of the 1940 Act, please either (i) delete the word “net” (when referring to assets) in the Principal Investment Strategies sections of the Prospectuses or (ii) include new disclosure that explains what the term “net” means in this context (i. e. , net assets plus the amount of any borrowings for investment).

     The Registrant has deleted all references to the term “net” (when referring to assets) in the Principal Investment Strategies sections of the Prospectuses for all Funds that are subject to Rule 35d-1.

     5.    Because the Principal Investment Strategies Section for the Growth & Income Fund includes a reference to investment in “rapidly growing smaller companies,” please consider adding small-cap risk to the Principal Investment Risks for the Fund.

     The Growth & Income Fund primarily invests in larger companies. As such, the Registrant does not believe that it would be appropriate to include small-cap risk as a Principal Investment Risk for the Fund. In order to clarify this point, the Registrant has deleted the phrase “in rapidly growing smaller companies” from the Principal Investment Strategies for the Fund in the Prospectuses.

     6.    Please include new disclosure in the Principal Investment Strategies for the International Equity Fund (and all other international funds) that defines the term “foreign issuer.”

     The Registrant has already included a definition of “foreign issuer” in the existing “Glossary” section at the end of the Prospectuses. This term is currently defined in the Glossary as follows: “Foreign Issuers: Foreign issuers generally include (1) companies whose securities are principally traded outside of the United States, (2) companies having their principal business operations outside of the United States, (3) companies organized outside the United States, and (4) foreign governments and agencies or instrumentalities of foreign governments. ”

     7.    Please clarify in the Principal Investment Strategies for the International Equity Fund what the phrase “the Fund’s sector and country exposure is regularly “managed against” the Fund’s benchmark index” is intended to mean. It is unclear to the Staff whether managed against refers to sector exposure, risk exposure, country exposure or something else.

     The sector and country exposures relative to the benchmark index’s weighting of each type of exposure are used as a basis to measure active risk and, when appropriate, are used by the Funds’ investment adviser, Teachers Advisors, Inc. (“Advisors”), as a target to qualitatively and quantitatively manage the Fund’s risk parameters. This is secondary, however, to bottom up stock picking.

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

     8.    Please confirm the smallest market capitalization portfolio stock that the Large- Cap Growth Fund will purchase.

     The market capitalizations of large-cap, mid-cap and small-cap stocks typically move on a relative basis over the course of a year based on market fluctuations, as well as when the Fund’s benchmark is reconstituted each year by the index provider to compensate for these market changes. With regard to 80% of the Fund’s portfolio assets, the Fund is required under Rule 35d-1 to invest only in large-cap equity securities. Since the definition of “large-cap” securities is linked to the Russell® 1000 Index, the smallest capitalization stock within this 80% portion of the Fund’s portfolio would not be lower than the capitalization of the smallest stock in the top 80% of the Russell® 1000 Index. With regard to the remaining 20% of the Fund’s portfolio assets, the Fund may invest in other permissible investments as described in the Prospectuses.

     9.    Because the Principal Investment Strategies section for the Mid-Cap Growth Fund includes a reference to investment in “emerging areas of the economy” and “special situations,” please consider adding emerging markets and special situations risks to the Principal Investment Risks for the Fund.

     The portfolio management team for the Mid-Cap Growth Fund has confirmed that the Fund does not intend to hold emerging market securities as part of its portfolio. As a result, the Registrant does not believe that it is appropriate to include emerging markets risk as a Principal Investment Risk for the Fund. In order to further clarify this, the Registrant has deleted the phrase “and emerging” from the phrase “new and emerging areas of the economy” in the Principal Investment Strategies section for the Fund in the Prospectuses. The Fund has also added special situations risk to the Fund’s Principal Investment Risks section of the Prospectuses. The next to last sentence in the Principal Investment Risks section now reads as follows: “In addition, stocks of companies involved in reorganizations or other special situations can often involve more risk than ordinary securities.”

     10.   Please include a definition for the term “small-cap equity securities” in the Principal Investment Strategies for the Small-Cap Equity Fund.

      The Registrant has added the following new disclosure that defines the term “small- cap equity securities” in the Principal Investment Strategies section for the Small-Cap Equity Fund in the Prospectuses: “A small-cap equity security is a security within the capitalization range of the companies included in the Russell 2000® Index at the time of purchase.”

     11.   In the Principal Investment Strategies for the Large-Cap Growth Index Fund, the Staff is concerned about any potentially misleading impression that the Fund is merely tracking its benchmark index. Specifically, the Staff desires clarification regarding whether the Fund’s portfolio management teams treat its benchmark index as market weighted or equal weighted and whether, once part of the index is carved out of the universe of available portfolio securities, this results in different weightings of portfolio securities. Accordingly, please include additional disclosure in the Prospectuses on how the Fund’s portfolio management team weighs the Funds’ portfolio securities within the indexes. Please note that this comment applies equally to the same disclosure in the Prospectuses for the Large-Cap Value Index Fund.

     The Principal Investment Strategy section of the Prospectuses for the Index Funds (“Index Funds”) recites that the Index Funds normally invest at least 80% of their assets in the securities of their respective benchmark indexes and may use a sampling approach which

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

attempts to match the investment characteristics of each index without buying all the securities in the index. In order to clarify how portfolio securities within the index are weighted, the Registrant agrees to add the following sentence at the end of the Principal Investment Strategy section for the Index Funds: “The portfolio management teams of the Large-Cap Growth Index and Large-Cap Value Index Funds will attempt to build a portfolio that generally matches the market-weighted investment characteristics of each Fund’s respective benchmark index. ”

     12.   In the Principal Investment Risks for the Enhanced Large-Cap Growth Index Fund, there are references to foreign investment, reorganization and special situations risks. However, none of these three investments are addressed in any detail in the Principal Investment Strategies for the Fund. Please include a reference to each type of investment in the Principal Investment Strategies for the Fund if these three investments continue to be included as Principal Investment Risks of the Fund. Please note that this comment applies equally to the same disclosure in the prospectus for the Enhanced Large-Cap Value Index Fund.

     The Registrant has included disclosure in this section of the Institutional Class Prospectus that references foreign, reorganization and special situation investments as Principal Investment Strategies for the Enhanced Large-Cap Growth Index Fund and the Enhanced Large-Cap Value Index Fund.

     13.   Because the Social Choice Equity Fund invests in companies included in the KLD Broad Market Social Index SM (which is a subset of the 3,000 largest publicly-traded U. S. companies that meet or exceed certain social screening criteria), please consider including a reference to small-cap and mid-cap risks in the Principal Investment Risks for the Fund.

     The Registrant has included disclosure in this section of the Prospectuses that references small-cap and mid-cap risks as Principal Investment Risks for the Social Choice Equity Fund.

     14.   In the Principal Investment Strategies for the Managed Allocation Fund, there are references to small-cap, foreign and derivatives investments. However, none of these three investments is addressed in any detail in the Principal Investment Risks for the Fund. Please include a reference to each type of investment in the Principal Investment Risks for the Fund if these three investments continue to be included as part of the Principal Investment Strategies of the Fund.

     The Registrant has included disclosure in this section of the Prospectuses that references small-cap, foreign and derivatives risks as Principal Investment Risks for the Managed Allocation Fund.

     15.   In the first sentence of the Principal Investment Strategies of the Bond Fund, there is a reference to 80% of the Fund’s assets being invested in investment-grade bonds “and other bonds. ” Please clarify whether the phrase “and other bonds” is intended to include below

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

investment-grade bonds and, specifically, high-yield or “junk” bonds. If the Fund’s portfolio within “other bonds” is to include below investment-grade bonds, then include additional disclosure in the Prospectuses to that effect. If not, then consider deleting the phrase “and other bonds” from this section.

     The Registrant has deleted the phrase “and other bonds” from the first sentence of the Principal Investment Strategies of the Fund because investment in below investment-grade bonds is not a Principal Investment Strategy of the Fund.

     16.   When reviewing disclosure for fixed-income mutual funds, the Staff typically looks for detail in the prospectus on the fund’s maturity strategy as well as its quality strategy. In the Principal Investment Strategies for the Short-Term Bond Fund, the Staff is concerned that there is not enough disclosure on the quality strategy for the Fund and requests clarity regarding whether the Fund intends to invest principally in investment-grade fixed- income securities or not. Accordingly, please include additional disclosure regarding the Fund’s quality strategy in the Principal Investment Strategies section of the Prospectuses.

     Although the Fund is not being managed to a target quality rating, it is being managed as an investment-grade fixed-income fund. Consequently, in order to better clarify this point, the Registrant has added the phrase “investment-grade” to qualify references to corporate bonds.

     17.   In the Principal Investment Strategies for the Short-Term Bond Fund, there is a reference to the Fund being able to invest up to 15% of its assets in the securities of foreign issuers. However, foreign investment is not included in the Principal Investment Risks for the Fund. Please include a reference to foreign investment in the Principal Investment Risks for the Fund if foreign investment continues to be included as part of the Principal Investment Strategies of the Fund.

     The Registrant has included disclosure in the Principal Investment Risks section of the Prospectuses that references foreign investment as a Principal Investment Risk for the Short-Term Bond Fund.

     18.   In the Principal Investment Strategies for the High-Yield Fund, there is a reference to the Fund being able to make foreign investments although the Fund does not expect them to be over 20% of its assets. However, foreign investment is not included in the Principal Investment Risks for the Fund. Please include a reference to foreign investment in the Principal Investment Risks for the Fund if foreign investment continues to be included as part of the Principal Investment Strategies of the Fund.

     The Registrant has included disclosure in the Principal Investment Risks section of the Prospectuses that references foreign investment as a Principal Investment Risk for the High-Yield Fund.

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

     19.   In the Principal Investment Strategies for the Tax-Exempt Bond Fund, there is a reference to the Fund being able to invest up to 20% of its assets in securities rated below investment-grade, or unrated securities of comparable quality (i. e. , “junk” bonds). Please explain to the Staff how investment in junk bonds is consistent with the Fund’s stated Investment Objective to preserve capital.

     The Fund’s stated investment objective is “to seek a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital. ” To achieve this, the Fund intends to primarily invest in investment-grade tax-exempt bonds. However, it has flexibility to invest up to 20% of its assets in unrated or below investment-grade tax-exempt bonds. The Registrant believes that a Fund’s investment objective is related to the Fund’s investment portfolio and performance as a whole, and not to each of its various portfolio holdings. In other words, a Fund’s portfolio holdings are intended to be a mix of investments that in the aggregate further the Fund’s investment objective. Because of this, the Registrant believes that the flexibility to also own below investment-grade or unrated bonds by this Fund may contribute to seeking the Fund’s entire investment objective of both current income and capital preservation.

     20.   In the section of the Prospectuses entitled “Calculating Share Price,” please provide additional disclosure that specifies which Funds (by name) are more likely as a general matter to have to fair value portfolio securities.

      The Registrant notes that all of its Funds are required to fair value portfolio securities under the 1940 Act and their fair valuation procedures as the need arises. Foreign portfolio securities can be held by many Funds and these holdings necessarily change from time to time; consequently, the Funds that may need to fair value portfolio securities change from time to time. The Registrant does not believe that a recitation of funds by name would assist shareholders in understanding how and when fair value pricing may come into play, particularly when the applicable Funds will necessarily change over time. Accordingly, in addition to the existing disclosure of the Funds’ fair value policies and procedures, the Registrant will include the following new disclosure at the end of the third paragraph of the “Calculating Share Price” section of the Prospectuses: “Although the Funds fair value their portfolio securities on a security-by-security basis, Funds that hold foreign portfolio securities may see their portfolio securities fair valued more frequently than other Funds that do not hold foreign securities. ”

John Ganley, Esq.
U.S. Securities and Exchange Commission
January 28, 2009

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     The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

*  *  *  *

      If you have any questions, please do not hesitate to call me at (704) 988-3687.

Very truly yours,

/s/ F. Scott Thomas
F. Scott Thomas

cc: Stewart P. Greene